EXHIBIT 99.1
NOTICE AND SUMMARY
October 22, 2007
Dear Current or Former 401(k) Plan Participant:
     This letter and the accompanying document called a “prospectus” contain important information.
     Popular, Inc. is sending you these materials because you are a current or former participant in the Popular, Inc. USA 401(k) Savings and Investment Plan, which we refer to as the “401(k) Plan,” and you purchased Popular, Inc. common stock in your 401(k) Plan account, by investing in the Popular, Inc. Stock Fund, during the period from August 9, 2006 through August 8, 2007. We refer to this period as the “Purchase Period.”
     We are offering to buy back this common stock at the original purchase price, less dividends received, plus interest, and/or reimburse you or your 401(k) Plan account for losses you may have incurred if you have already sold the stock. This offer is called a “Rescission Offer.”
     We are making the Rescission Offer because we inadvertently exceeded the number of shares registered with the Securities and Exchange Commission for offer and sale to participants under the 401(k) Plan. These shares have now been registered by means of a Registration Statement on Form S-3. Accordingly, whether or not you accept this Rescission Offer, shares of common stock that you may own are now properly registered effective as of the date of the prospectus.
     Within the context of the 401(k) Plan, you “purchased” Popular common stock if you acquired Popular common stock for your 401(k) Plan account by investing in, transferring into (from other investment funds in the 401(k) Plan), or making loan repayments and receiving credits into the Popular, Inc. Stock Fund. Conversely, you “sold” Popular common stock from your 401(k) Plan account if you reduced the amount of Popular common stock in your account by transferring your account balances in this fund to other investment funds in the 401(k) Plan, took out new loans, made payment of expenses, or took a cash distribution from your 401(k) account.
     The following questions and answers may help you in determining whether you should accept the Rescission Offer.
1.	Do you still own stock that you purchased in your 401(k) Plan account with salary deferral, employer matching, bonus matching, rollover or after-tax contributions during the Purchase Period? If yes, go to Question 3. If no, go to Question 2. If you both still hold some stock and sold some stock, see both Questions 2 and 3.

2.	Did you sell the stock at a loss? If yes, you should consider accepting the Rescission Offer so that you can be compensated for your loss. If no, you should not accept the Rescission Offer since no compensation is available to you for the stock you sold.

3.	Do you want us to buy all of the stock you purchased in your 401(k) Plan account during the Purchase Period and still hold on November 27, 2007, which is the expiration date of the Rescission Offer? If yes, accept the Rescission Offer and we will buy your stock at your purchase price, less dividends received, plus interest as described in the prospectus. Note: If your aggregate purchase price less dividends received, plus interest on that amount, for all purchases during the Purchase Period is less than the market value of the stock on the expiration date of the Rescission Offer, then you will be deemed to have rejected the Rescission Offer. Also, if you elect to accept the Rescission Offer, you must tender to us all of your Popular common stock that you purchased in your 401(k) Plan account during the Purchase Period. If you do not want us to buy your stock, you do not need to accept the Rescission Offer or take any action.
     If you accept the Rescission Offer, you will be temporarily unable to conduct certain transactions involving our common stock within your 401(k) Plan account, while we perform the administrative tasks required to give effect to the rescission. See “Notice of Blackout Period” and “Risk Factors” for more information.

     To help you further understand this offer, you will find the following information contained in this package after this letter:
     A. Prospectus: This document contains information to help you decide whether or not you should accept the Rescission Offer.
     B. Transaction Summary: The Transaction Summary summarizes your transactions (such as purchases, sales and/or distributions) involving Popular common stock in your 401(k) Plan account during the Purchase Period and may not reflect the current balance in your account. Your Transaction Summary will help you determine if you are entitled to any payment under this Rescission Offer.
     If you accept the Rescission Offer, you must accept with respect to all shares you hold in your 401(k) Plan account (or in a rollover account) that are subject to the Rescission Offer. Accordingly, if the aggregate repurchase price (less dividends received plus interest) of Popular common stock you would receive is less than the aggregate market value of those shares (based on the closing price of the common stock on the NASDAQ Global Market on the date the Rescission Offer expires), your acceptance of the Rescission Offer will be rejected.
     The Rescission Offer will expire at 5:00 p.m., Eastern Time, on Tuesday, November 27, 2007. If you want to accept the Rescission Offer, your Acceptance Form and all other required documentation must be received at the address indicated on the applicable Acceptance Form on or before this deadline.
     We encourage you to read the entire Prospectus for complete information. If you still have questions after reading these materials, please call Principal Financial Group at 1-800-547-7754 between the hours of 8:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday.
Very truly yours,
Roberto R. Herencia
President
Popular North America